

November 15, 2010

Stephen Dresnick
Chairman and Chief Executive Officer
Internal Fixation Systems, Inc.
5901 SW 74th Street, Suite 408
South Miami, FL 33143

> **Re:** **Internal Fixation Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 19, 2010**
> **File No. 333-170008**

Dear Mr. Dresnick:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Facing Page

1.   It is unclear what provision of Rule 457 you are relying upon to calculate the registration fee. Please clarify.

Prospectus Cover Page

2.   Note that Schedule A paragraph 16 of the Securities Act and Regulation S-K Item 501 require that you disclose the price at which the securities will be sold. Given your disclosure regarding the lack of an established market for your securities, a statement that shares may offered at "prevailing market prices or privately negotiated prices" is insufficient to satisfy your disclosure obligation. Therefore, please revise to disclose the fixed price at which selling stockholders will sell the shares and revise the

> prospectus cover page and summary section to reflect this information. Please note that we will not object if you also elect to disclose that the selling shareholders will sell at the stated fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

<u>Company Overview, page 1</u>

3. We note the website address disclosed in this section. Please refer to footnote 41 of Securities Act Release No. 7856 and revise your disclosure accordingly.

4. Please revise your opening paragraph to disclose your revenues and net income (loss) for the most recently completed fiscal year and applicable stub.

<u>Risk Factors, page 2</u>

5. Please delete the third sentence of the introductory paragraph or revise it to remove any suggestion that this section does not disclose all material risks.

<u>If we are unable to successfully develop..., page 3</u>

6. Please clarify why certain customers may not buy your screws unless they are sold as part of a set, as disclosed in this paragraph.

<u>We may incur additional indebtedness…, page 7</u>

7. Please revise this and the following risk factor to address the limitations on incurrence of additional indebtedness set forth in section 6.5 of your shareholders agreement filed as exhibit 10.7.

8. Refer to the second paragraph of this risk factor. It is unclear which risks associated with your leverage would increase if you incur additional debt. Please clarify.

<u>Our obligations under our notes…, page 7</u>

9. Please revise to clarify the amount of your notes that are secured by liens on your outstanding assets.

<u>Any failure of our management information systems…, page 7</u>

10. Please revise your disclosure to explain clearly what you mean by management information systems and enterprise resource planning systems.

Various factors may inhibit a takeover…, page 14

11.   Please expand your disclosure in this risk factor to explain the provisions of your Articles of Incorporation and Bylaws and applicable provisions of Florida law that may inhibit a takeover.

Our shareholders' agreement…, page 14

12.   Please expand your disclosure in this risk factor to describe the material terms of your shareholders agreement that may hinder future financings. Also, disclose the material terms of your shareholders' agreement that may restrict your incurrence of additional indebtedness.

Forward Looking Statements, page 15

13.   It is unclear how the safe harbor for forward looking statements is applicable to you. Please provide your analysis. Refer to section 27A(b)(i)(C) of the Securities Act.

Business, page 15

Existing Products, page 16

14.   Please explain the term K-wire for investors who may not be familiar with your products.

Industry Overview, page 16

15.   You cite iData Research Inc., the U.S. Consumer Product Safety Commission and the U.S. Census Bureau in this section. Please provide us with copies of the reports of each of these bodies upon which you rely. Clearly mark the supporting statements in the supplemental materials. Also, tell us whether you obtained the consent of iData Research to cite its reports as you have done.

16.   Please tell us whether you have any more current data than the 2007 information you cite. If not, please tell us how you have determined that this information remains accurate.

Manufacturing Capabilities, page 17

17.   Please clarify your statement that you control the manufacturing process from beginning to end. We note, for instance, that you do not have any full-time employees. In addition, we note that your disclosure may also suggest that you do not rely on third-party suppliers.

Customers, Marketing and Distribution, page 17

18.   With a view to disclosure, please tell us the number of customers in each category in each period disclosed in the final paragraph on page 17.

19.   Please describe the size of your internal sales force and the nature of their responsibilities, including the geographic regions they cover. In addition, please disclose whether the employees are full-time.

20.   Please reconcile your disclosure on page 18 regarding your employees, your disclosure in note 6 to your audited financial statements on page F-12 and your disclosure in this section to clarify the current status of your employees.

Competition, page 18

21.   Please describe your existing methods of competition. For instance, we note your disclosure on page 3 that certain competitors are able to produce plate and screw sets.

Regulation, page 19

22.   Please expand your disclosure in this section to describe the material effects of governmental regulations in each country where you conduct business.

Sales of Unregistered Shares, page 20

23.   We note that the shareholders agreement requires consent of a majority of stockholders in order to issue additional securities. Please confirm that you have received, if necessary, majority consent for your sales of unregistered securities.

24.   Refer to the final two paragraphs on page 21. With a view to disclosure, please tell us why certain of the issued options have an exercise price of $1.00, rather than $.20. In addition, please tell us the parties who received these options and their relationships with you.

Management's Discussion and Analysis or Plan of Operation, page 22

Critical Accounting Policies, page 22

25.   We note your critical accounting policy disclosures merely repeat the policy from your significant accounting policy footnote without elaboration. Accordingly, your disclosure does not conform to our expectations for the critical accounting policies disclosure. For each identified critical accounting policy, please revise the disclosures herein to describe the specific factors that in your view makes each critical. Also, discuss the nature of estimates and uncertainties about those estimates inherent to

each individual policy, including how you make those estimates. Finally, discuss how different assumptions, methods or conditions might affect your financial statements. For further guidance, please refer to SEC interpretive Release No. 33-8350.

Results of Operations, page 24

26.   We note your disclosure that your weighted average cost per screw increased for the six months ended June 30, 2010 and your disclosure of the increases in the components of such weighted average cost. We also note your disclosure of the increases in your selling general and administrative expenses. Please revise your disclosure to explain clearly the reasons for these increases. See Securities Act Release 33-8350 for guidance.

27.   Please explain the reasons for the increase in professional fees for the year ended December 31, 2009, disclosed in the fourth paragraph on page 25.

Liquidity and Capital Resources, page 25

28.   Your liquidity discussion appears broad, repetitive, and does not provide a thorough analysis that provides readers a view of the company through the eyes of management. For example, your disclosure regarding your sources of cash or your capital expenditures and commitments is unclear. Please revise. See Item 303 of Regulation S-K and Securities Act Release 33-8350 for guidance.

29.   Your liquidity discussion should provide a clear picture of your ability to meet reasonably likely cash requirements such as the repayment of your $569,500 value of notes that mature in November 2010 and the notes that are repayable when you become a public reporting company, including the actions you have taken or propose to take to meet such requirements. Please revise.

30.   Include in your liquidity disclosure a discussion of the material debt covenants in your notes and the restrictions in your shareholders agreement filed as exhibit 10.7 that limit your ability to raise additional financing.

Directors and Executive Officers…, page 26

31.   Please provide us objective support for your claims regarding Rachlin LLP being the largest regional accounting firm in the southeast and Stephen Dresnick's award as healthcare entrepreneur of the year, as set forth in his biography on page 27.

32.   Please revise your description of Stephen Dresnick's experience to describe clearly when he worked for each of the entities disclosed, his principal occupation at each entity and the nature of his responsibilities in prior positions as required by Item 401(e) of Regulation S-K.

33.   Disclose for each of your directors the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to section II.B.3 of Securities Act Release 33-9089.

34.   Please describe the nature of Laura Cattabriga's responsibilities as an "Engagement Principal" at Dresnick Healthcare Advisors.

35.   Please disclose the period when Matt Endara worked for GE Healthcare.

36.   Please explain why you do not provide the disclosure required by Item 401 of Regulation S-K for Alberto Ruiz.

Advisory Board, page 28

37.   Please expand your description of the role and powers of the advisory board. Furthermore, with a view to disclosure, please tell us how members of the advisory board are appointed, the terms of their appointments, whether you have any agreements with them and how they are compensated.

Audit Committee, page 29

38.   Please tell us why you have not included disclosure regarding your not having an audit committee financial expert in your risk factors.

Executive Compensation, page 29

39.   With a view to disclosure, please tell us who was issued 480,000 shares in May 2010 in exchange for services as disclosed on page II-2. Also tell us the nature of such services and whether they have been completed.

40.   Given your disclosure in this section, please tell us why you have not provided the table required by Item 402(n) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 32

41.   Please provide the disclosure in this section as of the most recent practicable date.

42.   Refer to footnote 2 to the table. Given that the warrants would appear to be exercisable and the notes convertible upon effectiveness of this registration statement please explain the legal basis upon which you rely to exclude them from the table.

Selling Security Holders, page 33

43.   Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415.

Certain Relationships and Related Transactions, page 36

44.   We note that you do not appear to have disclosed all of your related party transactions. For instance, and without limitation, please tell us why you have not disclosed in this section the guarantee of your obligations under your capital leases by your Chief Executive Officer in this section, as disclosed in the fifth paragraph on page 17. Please make appropriate revisions.

45.   For each related party transaction, please provide all of the disclosure required by Item 404(a) of Regulation S-K, including, without limitation, the identity of each related party and the dollar value of each transaction.

46.   With a view to disclosure, please describe your arrangements with the surgical center disclosed in the second paragraph on page 37. For example, tell us how the terms for the sale of your products are determined. If you have agreements with the surgical center, please file them as exhibits or explain why you believe they are not required to be filed.

47.   Please reconcile your disclosure regarding the issuance of warrants to related parties in this section with your disclosure in Note 5 on page F-10 and Note 8 on page F-11 of your interim financial statements.

48.   Please disclose the certain revenue projections referenced in the second paragraph of this section and in section 5.1 of exhibit 10.7 that determine Stephen Dresnick's right to "buy-out all other Shareholders."

49.   Refer to the final paragraph of this section. The circumstances under which other shareholders may purchase Dr. Dresnick's shares remains unclear. Please revise to clarify.

50.   With a view to disclosure, please provide us with a table that shows each issuance of securities to a related party since the beginning of your 2007 fiscal year.

Description of Securities, page 37

51.   Please disclose who provided the legal opinion that forms the basis for your
       disclosure in the third paragraph that all shares of common stock now outstanding are
       fully paid and non-assessable and file the consent of such person as an exhibit.

Warrants, page 38

52.   Please reconcile your disclosure regarding your outstanding warrants in this section
       with your disclosure in the first paragraph on page 21, footnote (2) to the table on
       page 32, in the fourth paragraph on page 37 and in Note 8 to your interim financial
       statements on page F-10.

Options, page 38

53.   Please reconcile your disclosure regarding the expiration dates and exercise price of
       your outstanding options in this section with your disclosure in Note 8 to your interim
       financial statements on page F-10.

Rule 144, page 38

54.   Please tell us how you determined that your shares may be sold under rule 144 "on
       the earlier of February 2011." Also, explain why the volume of shares that may be
       sold by your affiliates may be determined by reference to trading volume on AMEX
       as you do not appear to be listed on that exchange.

Financial Statements, June 30, 2010, page F-1

Statements of Operations, page F-2

55.   Please round earnings/loss per share disclosures herein to the nearest cent.

Statement of Changes in Stockholders' Equity, page F-3

56.   We note page 20 where you indicate from February 2010 through July 2010 you
       issued 644,500 shares of common stock as part of a bridge loan. Please reconcile this
       with the 544,500 shares shown as issued on the Statement of Changes in
       Stockholders' Equity.

57.   We see disclosures on page 20 where you indicate in May 2010 you issued 1,520,000
       shares for consideration of $76,000. Please tell us how this issuance is reflected in
       your Statement of Changes in Stockholder Equity and Statements of Cash Flows for
       the six months ended June 30, 2010.

58.   We see disclosures on page 20 where you indicate in May 2010 you issued 480,000
        shares to 1 individual in exchange for services. Please tell us how this issuance is
        reflected in your Statement of Changes in Stockholder Equity and Statements of Cash
        Flows for the six months ended June 30, 2010. Also, revise the filing to disclose how
        you valued these shares and accounted for them.

Note 12. Subsequent Events, page F-14

59.   Please update your financial statements as necessary to comply with the guidance at
        Rule 8-08 of Regulation S-X. Also, please include currently dated consents with all
        amendments.

Financial Statements, December 31, 2009 and 2008, page F-1

Report of Independent Registered Public Accounting Firm, Page F-1

60.   We have been unable to verify that the auditor who signed the report in this filing,
        "Mallah Furman P.A.", is a Registered Public Accounting Firm with the Public
        Company Accounting Oversight Board (United States). As of October 27, 2010
        Mallah Furman P.A. was not listed on the PCAOB's website as being registered. We
        did, however, note that the firm Mallah Furman & Company P.A. was listed as being
        a Registered Public Accounting Firm with the PCAOB.   Please have Mallah Furman
        P.A. confirm to us and provide verifiable proof that it is registered with the PCAOB.
        Otherwise, please revise the filing to provide audited financial statements of Internal
        Fixation Systems, Inc. that are audited in accordance with PCAOB standards by a
        independent public accounting firm registered with the PCAOB.

Statements of Income, page F-3

61.   Please revise this Statement to disclose basic and diluted earnings per share amounts
        for all periods presented. Refer to the guidance at FASB ASC 260-10-15.

Statements of Changes in Stockholders' Equity, page F-4

62.   We noted disclosures in Note 7 of your June 30, 2010 financial statements that
        "During April 2010, the Company amended its Articles of Incorporation to increase
        its authorized number of shares from 1,000 to 10,000,000, effective December 31,
        2009. This amendment changed each share's par value from $100 to $.05." Please
        revise this statement and your balance sheets at page F-2 to give retroactive effect to
        this change in capital structure. Refer to the guidance at SAB Topic 4 (C).

Recent Sales of Unregistered Securities, page II-1

63.   With a view to disclosure, please describe the transaction in which the 155,500 shares
        were issued to 44 investors in September 2010. We note that the Form D filed
        October 13, 2010 discloses an offering of $500,000 of shares of common stock.

64.   Please reconcile your disclosure in this section with the statements of changes in
        stockholders' equity on page F-3 of your interim financial statements and page F-4 of
        your annual financial statements.

Undertakings, page II-3

65.   Please revise this section to reflect the current language of the undertakings required
        by Item 12(a) of Regulation S-K. We note several changes from the wording of the
        undertakings as set forth in that Item such as the reference to the period during which
        Internal Fixation Systems offers securities in the first sentence.

66.   Please provide the undertaking required by Item 512(a)(5)(ii) or explain why you
        believe that undertaking is not applicable.

Signatures, page II-5

67.   Your registration statement must be signed by at least a majority of the members of
        your board of directors. Please revise.

Exhibits

68.   We note your intention to file certain exhibits, including your legal opinion, by
        amendment. We may have comments on these exhibits. Please file the exhibits
        allowing adequate time for review.

69.   When you file an amendment to your articles of incorporation as in exhibit 3.2, you
        must file a complete copy of the amended articles of incorporation, not just the
        amendment; see Regulation S-K Item 601(b)(3)(i). Please revise accordingly.

70.   Please tell us the legal basis on which you rely to file a form of promissory note as
        exhibit 4.1 rather than a final, dated, complete and executed copy of the agreement.

71.	Please tell us why you have not filed the following agreements as exhibits:

- the capital lease agreements disclosed in the fourth paragraph on page 17 and in Note 4 to your audited financial statements on page F-10;

- the agreements with a former shareholder disclosed in the fifth paragraph on page 17, in Note 4 to your audited financial statements on page F-10 and in Note 5 to your interim financial statements on page F-9, including the related guarantee by your Chief Executive Officer and President;

- the instruments governing the advances from former shareholders disclosed in notes 5 and 9 to your audited financial statements on pages F-11 and F-14;

- the interest bearing bridge loan disclosed in note 9 to your audited financial statements on page F-14; and

- the agreements with related parties disclosed on pages 36 and 37.

72.	Please file complete agreements. We note that Exhibit 10.7 appears to be unsigned, incomplete and is missing schedules.

Exhibit 23.1

73.	Please tell us why the name of the auditor that signed this consent and the name of the auditor disclosed in the "Experts" section on page 39 are not the same as the name of the auditor that signed the audit report included in the filing.

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Jay Webb, Staff Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

Martin James
Acting Assistant Director

cc (by facsimile): Hank Gracin, Esq.